September 20, 2024

VIA EDGAR
Ms. Katharine Garrett
Mr. John Nolan
Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Peoples Bancorp Inc.
 Form 10-K for Fiscal Year Ended December 31, 2023
 Filed February 28, 2024
File No. 000-16772

Dear Ms. Garrett and Mr. Nolan:

This letter is submitted on behalf of Peoples Bancorp Inc. (the Company) in response to the comments received from the staff (the Staff) of the Securities and Exchange Commission, by letter dated September 9, 2024, related to the Companys Annual Report on Form 10-K for the fiscal year ended December 31, 2023.  For convenience, the Company has set forth below the Staffs comment followed by the Companys response.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 7 Managements Discussion and Analysis of Financial Condition and Results of Operations, page 48

1. We note your disclosure on page 58 of pre-provision net revenue per common share diluted and pre-provision net revenue to total average assets.  We also note that these measures are presented in certain of your current reports, such as your news release included in Form 8-K on July 23, 2024.  Please tell us how you determined that these measures do not represent individually tailored accounting measures.  Refer to Question 100.04 of the Division of Corporation Finances Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

Company Response:

For the reasons described below, the Company believes that these non-US GAAP financial measures pre-provision net revenue per common share diluted and pre-provision net revenue to total average assets are permissible non-GAAP financial measures since they do not have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP and, therefore, do not represent individually tailored accounting measures, under applicable rules, regulations and interpretations.

Pre-provision net revenue (PPNR) is a component of, and the numerator in, each of these non-US GAAP financial measures.  PPNR is a non-GAAP financial measure that is defined as net interest income plus total non-interest income, excluding all gains and losses, minus total non-interest expense.  PPNR is a key measure that is widely used throughout the banking industry.  In particular, PPNR is used by the Federal Reserve and other federal and state bank regulatory agencies when assessing the capital adequacy of certain financial institutions because it provides a measure of an institutions net revenues available to absorb losses, including credit losses.  Additionally, PPNR is widely reported by other companies within the banking industry, including many of the companies within the Companys peer group.

Pre-provision net revenue per common share diluted and pre-provision net revenue to total average assets are calculated by dividing PPNR by the Companys weighted-average common shares outstanding (diluted) and the Companys total average assets, respectively, which are both GAAP measures. These financial measures are disclosed by the Company, as a complement to the Companys disclosure of PPNR, because the Company believes they provide valuable, supplemental information to investors.  In particular, because these financial measures isolate the impact arising from the provision for credit losses and certain gains and losses, which are non-cash and/or non-recurring, they allow investors to more effectively compare the Companys core financial performance and results between reporting periods and also enhance comparability with the Companys peer group.  These financial measures are also reported by other financial institutions, including certain of the Companys peers.  Additionally, pre-provision net revenue to total average assets is reported by analysts that cover the Company and its peers.

The Company does not believe that these non-GAAP financial measures, or the adjustments included in the financial measures, represent individually tailored accounting measures as outlined in Question 100.04 of the Compliance and Disclosure Interpretations of the Division of Corporation Finances Compliance & Disclosure Interpretations on Non-GAAP Financial Measures (the CD&Is).  Question 100.04 of the CD&Is describes three examples of measures the Staff considers to be individually tailored.  These examples all involve the use of alternative recognition or measurement principles.  However, neither pre-provision net revenue per common share diluted nor pre-provision net revenue to total average assets includes any adjustments that have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP.  In particular, the adjustments included in these financial measures, which consist solely of adjustments for the provision for credit losses and for net gains and losses on other real estate owned, investments and other assets, do not (1) change the pattern of recognition, such as accelerating or decelerating the recognition of revenue, (2) present a non-GAAP measure of revenue that inappropriately nets or grosses up revenue, or (3) change the timing of revenue recognition from an accrual basis to a cash or modified basis.

Based on the foregoing, the Company believes that both pre-provision net revenue per common share diluted and pre-provision net revenue to total average assets are permissible non-GAAP financial measures and do not represent individually tailored accounting measures under applicable rules, regulations and interpretations.

* * *

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any additional questions or require any further information with respect to this response, please contact the undersigned by telephone at (740) 376-7138 or by email at Kathryn.Bailey@pebo.com.

Very truly yours,

Kathryn Bailey
Chief Financial Officer